FOR IMMEDIATE RELEASE        Contact -  Guy T. Marcus
February   , 1996                       Vice President-Inv. Rel.
                                        (214) 978-2691

    DIVIDEND DECLARATION AND SHAREHOLDERS' MEETING

     DALLAS, Texas -- The board of directors of Halliburton Company today declared a first quarter dividend of 25 cents per share on the Company's common stock, payable March 27, 1996 to shareholders of record at the close of business March 6, 1996.

     The Company's annual meeting of shareholders was set for May 21, 1996 in Dallas, Texas. Record date for determination of shareholders entitled to vote at such meeting is March 2 , 1996 at the close of business.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products and industrial and marine engineering and construction services.

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                       The Exhibit Index appears on Page 4